Exhibit 99.1

Dominion Diamond Mails Management Information Circular for Special Meeting of Shareholders

CALGARY, Alberta--(BUSINESS WIRE)--August 23, 2017--Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the “Company” or “Dominion”) today announced that it has mailed the management information circular (the “Circular”) and related materials for the special meeting (the “Meeting”) of the shareholders of the Company to approve the plan of arrangement (the “Arrangement”) pursuant to which Northwest Acquisitions ULC, an entity affiliated with The Washington Companies, has agreed to acquire all of the issued and outstanding common shares of the Company for US$14.25 per share in cash, all as more particularly described in the Circular.

The Meeting is scheduled for 10:00 a.m. (Calgary time) on September 19, 2017, at 444-7 Avenue SW, 2nd Floor, Conference Room A and B, Calgary, Alberta. Shareholders of record as of the close of business on July 31, 2017, are entitled to receive notice of and vote at the Meeting.

The board of directors of the Company, based in part on the recommendation of the special committee of the Company’s board of directors and after receiving advice from its legal and financial advisors, has unanimously determined that the Arrangement is in the best interests of the Company and recommended that shareholders of the Company vote in favor of the Arrangement.

On August 15, 2017, the Ontario Superior Court of Justice (Commercial List) granted an interim order providing for the calling and holding of the Meeting and certain other matters related to the Meeting and the Arrangement. A copy of the interim order is included in the Circular. Additionally, on August 4, 2017, the Commissioner of Competition issued an advance ruling certificate with respect to the Arrangement.

The Circular provides important information on the Arrangement and related matters, including voting procedures and instructions regarding proxies for registered shareholders unable to attend the Meeting in person. Shareholders are urged to read the Circular and its appendices carefully and in their entirety. The Circular is available online at www.sedar.com and www.sec.gov/edgar.

Shareholders who have questions regarding the Arrangement or require assistance with voting may contact the Company’s strategic shareholder advisor and proxy solicitation agent below:

Kingsdale Advisors
Toll free (in North America): 1-888-518-6805
International collect (outside North America): 1-416-867-2272
Email: contactus@kingsdaleadvisors.com

About Dominion Diamond Corporation
Dominion Diamond Corporation is a Canadian mining company and one of the world’s largest producers and suppliers of premium rough diamond assortments to the global market. The Company operates the Ekati Diamond Mine, in which it owns a controlling interest, and owns 40% of the Diavik Diamond Mine, both of which are located in the low political risk environment of the Northwest Territories in Canada. It also has world-class sorting and selling operations in Canada, Belgium and India.

Forward-Looking Statements
Certain statements included in this news release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on the Company’s current beliefs as well as assumptions made by and information currently available to the Company.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release. Due to risks and uncertainties, including the risks and uncertainties identified by the Company in its public securities filings available at www.sec.gov and www.sedar.com, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information, please visit www.ddcorp.ca.

CONTACT:
Investors:
Dominion Diamond Corporation
Jacqueline Allison, 416-205-4371
Vice-President, Investor Relations
jacqueline.allison@ddcorp.ca
or
Canadian Media:
DFH Public Affairs
Ian Hamilton, 416-206-0118 x222
or
US Media:
Gagnier Communications
Dan Gagnier, 646-569-5897